SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 11-K

ANNUAL REPORT

PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2006

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 1-9853

EMC Corporation 401(k) Savings Plan

(Full title of the Plan)

EMC Corporation

(Name of issuer of the securities held pursuant to the Plan)

176 South Street, Hopkinton, Massachusetts 01748

(Address of principal executive office)

EMC Corporation 401(k)

Savings Plan

Financial Statements and Supplemental Schedule

December 31, 2006 and 2005

EMC Corporation 401(k) Savings Plan

*	Other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because such schedules are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Plan Administrator of the

EMC Corporation 401(k) Savings Plan

In our opinion, the accompanying statements of net assets available for benefits and the related statements of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of the EMC Corporation 401(k) Savings Plan (the “Plan”) at December 31, 2006 and December 31, 2005, and the changes in net assets available for benefits for the year ended December 31, 2006 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ PricewaterhouseCoopers LLP Boston, Massachusetts
June 28, 2007

EMC Corporation 401(k) Savings Plan

Statements of Net Assets Available for Benefits

December 31, 2006 and 2005

	2006		2005
Assets
Investments at fair value:
Common collective trust (Note 2):
Fidelity Managed Income Portfolio Fund	$77,009,259		$75,305,658	*

Mutual funds:
Fidelity Equity Income Fund	96,907,992	*	70,822,945	*
Fidelity Independence Fund	71,754,419		60,917,973	*
T. Rowe Price Mid Cap Growth Fund	77,463,754		65,416,433	*
Fidelity Low Priced Stock Fund	99,387,533	*	87,912,051	*
Fidelity Magellan Fund	151,812,419	*	149,792,064	*
Fidelity Puritan Fund	81,992,472		66,515,151	*
American Funds EuroPacific Growth Fund	122,857,092	*	62,661,728
Other mutual funds	821,953,424		590,295,939

Total mutual funds	1,524,129,105		1,154,334,284

EMC Corporation Stock Fund:
EMC Corporation common stock	41,154,762		44,696,264
Cash	291,959		365,191

Total EMC Corporation Stock Fund	41,446,721		45,061,455

Loans to participants	23,832,395		20,685,860

Total investments	1,666,417,480		1,295,387,257

Receivables:
Employer contributions	1,479,080		1,326,947
Participant contributions	2,895,928		2,553,745
Investment income receivable	1,519		1,325

Total receivables	4,376,527		3,882,017

Net assets available for benefits, fair value	1,670,794,007		1,299,269,274

Adjustment from fair value to contract value for interest in collective trust relating to fully benefit-responsive investment contracts	773,996		854,919

Net assets available for benefits	$1,671,568,003		$1,300,124,193

*	Represents 5% or more of net assets available for benefits.

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan

Statement of Changes in Net Assets Available for Benefits

Year Ended December 31, 2006

2006
Additions:
Net appreciation (depreciation) of investments:
Mutual funds	$57,360,851
EMC Corporation Stock Fund	(1,227,625)

Total net appreciation of investments	56,133,226

Dividends and interest	108,188,591

Contributions:
Employer contributions	44,465,684
Participant contributions	154,835,384
Participant rollovers from other qualified plans	25,158,355

Total contributions	224,459,423

Merger of plan assets from acquired companies’ 401(k) plans (Note 1)	60,747,197

Total additions	449,528,437

Deductions:
Benefits paid to participants	78,035,873
Administrative fees	48,754

Total deductions	78,084,627

Increase in net assets available for benefits	371,443,810

Net assets available for benefits:
Beginning of year	1,300,124,193

End of year	$1,671,568,003

The accompanying notes are an integral part of these financial statements.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the EMC Corporation 401(k) Savings Plan, as amended (the “Plan”), provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General

The Plan is a contributory defined contribution plan established January 1, 1983 for the purpose of providing an opportunity for retirement income and increased savings to the employees of EMC Corporation (the “Company”). Plan assets acquired under this Plan as a result of contributions, investment income, and other additions to the Plan are administered for the exclusive benefit of the participants and their beneficiaries. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). The 401(k) Oversight and Pension Committee serves as the “plan administrator” and “named fiduciary” under the Plan. Fidelity Management Trust Company serves as the trustee for the Plan (the “Trustee”).

Merger into the Plan

In September 2006, the Company acquired RSA Security Inc. Effective as of the close of business on December 31, 2006, the RSA Security Inc. 401(k) Plan (the “RSA Plan”) merged into the Plan resulting in the transfer of assets of $60,483,849 and the transfer of participant loans of $263,348 into the Plan. Former participants of the RSA Plan became eligible to participate in the Plan effective January 1, 2007.

Eligibility

All U.S. employees of the Company who are regularly scheduled to work at least 20 hours per week are, in general, eligible to participate in the Plan, and may begin participation on the first payroll date after enrollment.

Contributions

During 2006 and 2005, participants could elect to contribute an amount not to exceed, in the aggregate, between 1% and 50% of their compensation on a pre-tax basis while participating in the Plan. Participants may also contribute amounts representing distributions from other qualified plans.

The Company matches participants’ pre-tax employee contributions up to 6% of eligible compensation, not to exceed $750 per quarter. The employer match is paid each bi-weekly pay period.

In addition, discretionary Company profit sharing contributions based on different discretionary goals established for separate business units within the Company may be made as determined by the Company’s Board of Directors. To be eligible for an allocation of discretionary Company profit sharing contributions, a participant must have completed at least 1,000 hours of service during the Plan year and be employed by the Company on the last day of the Plan year. During 2006, the Company did not make any discretionary profit sharing contribution.

Participants age 50 or over or who attained age 50 by 2002, are eligible to contribute to the Plan, in addition to the Internal Revenue Service (“IRS”) maximum contribution, up to $5,000 in 2006 and $4,000 in 2005.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements - (continued)

Contributions are subject to certain limitations under the Internal Revenue Code of 1986, as amended (the “Code”).

Participant Accounts

Each participant’s account is credited with the participant’s contribution, the Company’s discretionary matching contribution and an allocation of the profit sharing contributions and Plan earnings and debited with applicable expenses. Allocations are based on participant earnings or account balances. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. All participant accounts are invested in the various investment options made available from time to time by the Company for such purpose. On a daily basis, participants have the opportunity to give instructions to the Company as to the investment of contributions among the available investment options, subject to allocation rules, which may be prescribed by the Company. No more than 30% of a participant’s contributions may be invested in the EMC Corporation Common Stock Fund.

Vesting and Forfeiture

Participants are immediately vested 100% in their voluntary contributions, rollover contributions, Company discretionary matching contributions plus the investment earnings arising from these contributions. Company discretionary profit sharing contributions are subject to a vesting schedule based on the number of years of continuous service as follows:

Years of Service	Vested Percentage
Less than 1 year	0%
1 year but less than 2	25%
2 years but less than 3	50%
3 years but less than 4	75%
4 years or more	100%

Participants’ interest in their accounts shall become 100% vested and nonforfeitable without regard to their credited years of service if they are employed by the Company on or after age 65, incur a permanent and total disability or die while employed by the Company.

If a participant who is not fully vested terminates employment with the Company, the participant shall be entitled to the vested portion of his or her account. The nonvested portion is forfeited and will be applied to the payment of Plan expenses. As of December 31, 2006 and 2005, the unallocated participant forfeiture balance was $818,117 and $718,192, respectively.

Payment of Benefits

Benefits are payable at age 59 1/2, death, separation from service, or proven hardship in a lump-sum distribution. In any event, payment of benefits must commence not later than the April 1 following the calendar year during which the participant’s employment terminates or the participant reaches age 70 1/2, whichever is later. However, a 5% owner of the Company will be required to begin receiving minimum distributions from his or her account by the April 1 following attainment of age 70 1/2 regardless of whether he or she has terminated employment at that time.

Participant Notes Receivable

Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or one-half of the participant’s vested account balance. Loan terms range from 1-5 years or up to 10 years for the purchase of a primary residence. The loans are secured by the balance in the participant’s account and bear interest at a rate commensurate with local

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements - (continued)

prevailing rates as determined by the Plan administrator. Interest rates ranged from 4.5%—10.5% at December 31, 2006 and 2005. Principal and interest are paid ratably through payroll deductions while employed and by check after termination of employment.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

As described in Financial Accounting Standards Board Staff Position, FSP AAG INV-1 and SOP 94-4-1, Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans (the FSP), investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Plan invests in investment contracts through a collective trust. As required by the FSP, the Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Plan has retroactively adjusted the Statement of Net Assets Available for Benefits as of December 31, 2005 to present the fair value of the collective trust and the adjustment from fair value to contract value in the amount of $854,919 in accordance with the FSP.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Plan administrator to make estimates and assumptions that affect certain reported amounts of assets and liabilities and changes therein, and disclosures of contingent assets and liabilities. Accordingly, actual results may differ from those estimates.

Investment Valuation and Income Recognition

Investments are valued at fair value. Investments in shares of mutual funds are valued at their net value per share which represents the value at which shares may be purchased or redeemed. The Company’s common stock, par value $.01 per share (“Common Stock”), is valued at the quoted market price on the last business day of the Plan year. The Plan’s interest in the collective trust is valued based on information reported by the investment advisor using the audited financial statements of the collective trust at year-end.

The Plan presents in the statement of changes in net assets available for benefits net appreciation (depreciation) in the fair value of its investments, which consists of realized gains or losses, and unrealized appreciation (depreciation) on investments. The cost of investments is determined on the average cost basis in calculating realized gains or losses.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

EMC Corporation 401(k) Savings Plan

Notes to Financial Statements - (continued)

Expenses of the Plan

The majority of administrative expenses, including legal and participant accounting, and other costs of administrating the Plan, and certain expenses directly relating to the investments are charged to and paid by the Company. Certain transaction expenses are paid by the Plan.

Termination of the Plan

Although it has not expressed any intent to do so, the Company has the right to terminate the Plan and to discontinue contributions at any time. The Plan administrator, upon termination, shall cause the assets of the Plan to be allocated as described in the Plan agreement. In the event of Plan termination, participants will become 100% vested in their accounts.

Payment of Benefits

Benefits are recorded when paid.

3.	Tax Status of the Plan

The IRS has determined by a letter dated July 2, 2002 that the Plan and related trust are designed in accordance with applicable sections of the Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is currently being operated in compliance with the applicable sections of the Code.

4.	Related Party Transactions

The Plan invests in Common Stock of the Company and transactions in this Common Stock are related party transactions. During the year ended December 31, 2006, the Plan purchased shares of the Common Stock at an aggregate value of $7,627,258 and sold shares of the Common Stock at an aggregate value of $10,012,778.

Certain Plan investments are shares of mutual funds managed by FMR Corp. FMR Corp. is a related party to the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest. Fees paid by the Plan for the investment management and recordkeeping services amounted to $48,754 for the year ended December 31, 2006. Loans to participants also qualify as party-in-interest transactions.

5.	Risks and Uncertainties

The Plan provides various investment options. Investment securities are exposed to various risks, including interest rate, market and credit risks. Due to the risks associated with investment securities, it is possible that the value of investment securities will change and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

6.	New Accounting Pronouncement

In September 2006, the Financial Accounting Standards Board (“FASB”) issued Statement of Financial Accounting Standards (“SFAS”) No. 157, “Fair Value Measurements” (the “Standard”). The Standard defines fair value, sets out a framework for measuring fair value and requires additional disclosures about fair value measurements. The Standard applies to fair value measurements already required or permitted by existing standards. The Standard is effective for financial statements issued for fiscal years beginning after November 15, 2007. Management is currently evaluating what impact the adoption of the Standard will have on the financial statements.

EMC Corporation 401(k) Savings Plan

Form 5500, “Schedule H, line 4i- Schedule of Assets (Held at End of Year)”

December 31, 2006

Identity of Issuer, Borrower, Lessor or Similar Party	Description of investment including maturity date, rate of interest, collateral, par, or maturity value.	Units Held	Cost	Current Value
Common Collective Trust
*Fidelity	Managed Income Portfolio Fund	77,783,255	**	$77,783,255

Mutual Funds
*Fidelity	Magellan Fund	1,695,849	**	151,812,419
*Fidelity	Puritan Fund	4,105,782	**	81,992,472
*Fidelity	Equity Income Fund	1,655,132	**	96,907,992
*Fidelity	Retirement Money Market Fund	72,492,735	**	72,492,735
*Fidelity	Equity Income II Fund	2,022,582	**	49,027,376
*Fidelity	Conservative Strategy Fund	23,733	**	408,687
*Fidelity	Moderate Strategy Fund	91,912	**	1,705,321
*Fidelity	Aggressive Strategy Fund	158,778	**	2,931,803
*Fidelity	Independence Fund	3,267,505	**	71,754,419
*Fidelity	Low Priced Stock Fund	2,282,672	**	99,387,533
*Fidelity	Freedom Income Fund	237,272	**	2,738,113
*Fidelity	Freedom 2000 Fund	162,129	**	2,020,124
*Fidelity	Freedom 2010 Fund	651,628	**	9,526,804
*Fidelity	Freedom 2020 Fund	1,839,512	**	28,567,620
*Fidelity	Freedom 2030 Fund	2,191,234	**	35,125,484
*Fidelity	Freedom 2040 Fund	1,245,525	**	11,807,578
*Fidelity	Freedom 2045 Fund	20,902	**	224,485
*Fidelity	Freedom 2050 Fund	35,345	**	379,956
*Fidelity	Spartan Extended Market Index Fund	465,127	**	17,921,352
*Fidelity	Spartan U.S. Equity Index Fund	1,340,967	**	67,289,714
*Fidelity	Small Cap Stock Fund	2,328,586	**	44,266,428
American	Europacific Growth Fund	2,638,683	**	122,857,092
American	Washington Mutual Investors Fund	1,012,624	**	35,300,058
American	Growth Fund of America	1,690,815	**	55,222,004
T. Rowe Price	Mid-Cap Growth Fund	1,442,797	**	77,463,754
T. Rowe Price	Value Fund	2,035,224	**	55,052,796
Brandywine	Growth Fund	941,634	**	32,288,627
Janus	Worldwide Fund	529,419	**	26,714,503
Domini	Social Equity Fund	92,007	**	3,074,885
Pimco	Total Return Fund	4,825,725	**	50,091,023
Pimco	High Yield Fund	1,827,365	**	18,072,635
Franklin	Small-Cap Growth Fund	1,025,880	**	38,747,472
Templeton	Foreign Fund	2,128,414	**	29,031,572
Goldman Sachs	Mid Cap Value Fund	1,746,935	**	67,973,246
Vanguard	U.S. Growth Fund	1,646,636	**	29,935,839
Vanguard	REIT Index Fund	1,329,757	**	34,015,184

	Total mutual funds			1,524,129,105

*EMC Corporation	Common Stock Fund	3,431,787	**	41,154,762
*EMC Corporation	Interest Bearing Cash	355,289	**	291,959

	Total EMC Corporation Stock Fund			41,446,721

*Participants	Participant loans (interest rate range: 4.5% - 10.5%)		**	23,832,395

	Total			$1,667,191,476

*	Party-in-interest.
**	Cost information is not required for participant directed investments and, therefore, is not included.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned thereunto duly authorized.

EMC CORPORATION 401(k) SAVINGS PLAN

	By:	EMC Corporation 401(k) Oversight and Pension Committee, Plan Administrator

Date: June 29, 2007	By:	/s/ Paul T. Dacier
Paul T. Dacier
Executive Vice President and General Counsel and Chair of the EMC Corporation 401(k)
Oversight and Pension Committee

EXHIBIT INDEX

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm